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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 5)*


                          Heartland Bancshares, Inc.
    ----------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
    ----------------------------------------------------------------------
                        (Title of Class of Securities)

                                  421970 104
    ----------------------------------------------------------------------
                                (CUSIP Number)

          Barrett Rochman, 1345 E. Park, Carbondale, Illinois 62902
    ----------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                April 28, 1998
    ----------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

  CUSIP NO. 421970104                                        PAGE 2 OF 4 PAGES
            ---------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Barrett Rochman
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                (a) [ ]
                                                                (b) [_]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

      BK and PF
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]


------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                          89,924 (1)
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY              2,940 (2)
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                          84,924 (1)
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                           2,940 (2)
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      86,438
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      [X]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      9.8% (3)
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
      IN
------------------------------------------------------------------------------


INSTRUCTIONS FOR COVER PAGE

(1) Names and I.R.S. Identification Numbers of Reporting Persons - Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and such membership is expressly affirmed, please check row 2(a). If the membership in a group is disclaimed or the reporting person described a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless a joint filing pursuant to Rule 13d-1(f)(1) in which case it may not be necessary to check row 2(b)].

(3) The 3rd row is for SEC internal use; please leave blank

------------------------

1) Mr. Rochman beneficially owns 83,498 shares directly, and 1,426 shares are beneficially owned by Marilyn Rochman, the wife of Mr. Rochman. Mr. Rochman disclaims any beneficial interest in the 1,426 shares owned by Marilyn Rochman. This number does not include shares for which Mr. Rochman has received proxies to be exercised at the annual meeting.

2) The Boo Rochman Charitable Corporation owns 940 shares, and the Barrett Rochman Family Investment owns 2,000 shares. Mr. Rochman and Marilyn Rochman have shared voting and investment power over these shares.

3) Based upon the information included in the issuer's proxy statement dated April 3, 1998.

                    INFORMATION ATTACHMENT TO SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER

        Unchanged from initial Schedule 13D.

ITEM 2.  IDENTITY AND BACKGROUND

        Mr. Rochman has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar proceeding).

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        Mr. Rochman used bank loans and personal funds to make the purchase described in this Amendment to No. 5 to Schedule 13D as follows:

        Bank of Herrin
        101 South Park Avenue
        Herrin, Illinois  62948     $136,000

        Personal funds              $136,000
                                    --------

        Total Funds Used in
        the Purchase:               $272,000
                                    ========

ITEM 4.  PURPOSE OF TRANSACTION

        At the 1998 annual meeting of shareholders, Mr. Rochman presently intends to (i) nominate himself for election as a director in connection with such meeting; and (ii) submit a proposal recommending that the issuer's board of directors engage an investment banking firm or other advisor to make recommendations to the board regarding specific actions designed to improve the earnings of the issuer and enhance shareholder values. Mr. Rochman has solicited and is soliciting proxies for use at the 1998 annual meeting in favor of his election as a director, in favor of his shareholder proposal and, assuming that David A. Burns is nominated, in favor of the election of David A. Burns as a director of the issuer. The proxy solicitation undertaken by Mr. Rochman in connection with the 1998 annual meeting has been in opposition to the proxy solicitation by the board of directors of the issuer relating to the same meeting.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

        (a) The aggregate number of shares beneficially owned by Mr. Rochman is 86,438, or 9.8%, of the outstanding common stock of the issuer based upon information included in the issuer's proxy statement dated April 3, 1998.

        (b) Mr. Rochman has sole power to vote and dispose of 84,924 shares, as identified on Lines 7 and 9 of the Cover Page of this Amendment No. 5 to Schedule 13D, other than the 1,426 shares beneficially owned by Marilyn Rochman. Mr. Rochman and Marilyn Rochman share the power to vote and dispose of 2,940 shares, as identified on Lines 8 and 10 of the Cover Page of this Amendment No. 5 to Schedule 13D. The identity and background information for Marilyn Rochman is as follows:

        (1)     Name:                   Marilyn Rochman

        (2)     Residence Address:      1345 East Park Street
                                        Carbondale, Illinois 62901

        (3)     Occupation:             Housewife

        (4) During the past (5) years, Mrs. Rochman has not been convicted in a criminal proceeding.

        (5) During the past (5) years, Mrs. Rochman has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (6)     Citizenship:            United States

        (c) Mr. Rochman has effected the following transaction in the common stock of the issuer in the past sixty (60) days:

                1. On April 28, 1998, Mr. Rochman purchased 17,000 shares of common stock of the issuer at $16.00 per share. This transaction was a privately negotiated sale between Mr. Rochman and the seller.

        (d)     Not applicable.

        (e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        The seller also provided partial financing to Mr. Rochman in connection with the purchase of these shares. Mr. Rochman has an agreement with the seller to purchase an additional 7,500 shares from the seller at $16.00 a share on or before June 1, 1998. Mr. Rochman has received a proxy of the seller to vote 42,500 shares of the issuer held of record by the seller as of the record date for the annual meeting.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

        There are no contracts, arrangements, understandings or relationships of Mr. Rochman with respect to the securities identified in this Amendment No. 5 to Schedule 13D, other than with respect to the bank loan disclosed in response to Item 3 hereof and the pledges of securities of the issuer in connection with such loans.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




   4/29/98                         /s/ Barrett Rochman
  ---------                        -------------------
    Date                           Signature

                                   Barrett Rochman
                                   -------------------
                                   Name/Title